恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

RECEIVED
2006 NOV 30 P 12:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: HASE/TL/HL/04816

06018878

22nd November, 2006

SUPPL

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Announcement
– Proposed Listing and Offering of Units of Sunlight Real Estate Investment Trust on the Main Board of the Stock Exchange and Record Date for determining the Assured Entitlements if the Proposed Listing and Offering of Units Proceed (the "Announcement")

We enclose for your information a copy of the Announcement dated 21st November, 2006, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

PROCESSED
DEC 04 2006
THOMSON FINANCIAL

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 12)

PROPOSED LISTING AND OFFERING OF UNITS OF SUNLIGHT REAL ESTATE INVESTMENT TRUST ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND RECORD DATE FOR DETERMINING THE ASSURED ENTITLEMENTS IF THE PROPOSED LISTING AND OFFERING OF UNITS PROCEED

HLD has continued to explore the feasibility of proceeding with the Listing and the Offering. As it remains the intention of the HLD Board that the Preferential Offering will form part of the Offering, in order to preserve flexibility for the HLD Board to proceed with the Listing and the Offering if it decides they are in the best interests of HLD Shareholders, the HLD Board announces that 7 December 2006 will be the Record Date for the purpose of determining the Assured Entitlements of Qualifying HLD Shareholders under the Preferential Offering of Units in Sunlight REIT. However, if the Listing and the Offering are postponed, the HLD Board may then determine another date(s) as the record date(s) for the purpose of determining the Assured Entitlements and further announcement(s) will be made if and when appropriate.

Sunlight REIT is subject to authorisation by the SFC, and no decision has been taken whether or not to proceed with the Proposed Transactions, the Offering and/or the Listing. Accordingly, HLD Shareholders and other investors are reminded to exercise caution when dealing in the securities of HLD.

Further announcements will be made by HLD in relation to the Proposed Transactions, the Offering (including the Assured Entitlements) and the Listing if and when appropriate. Any decision to apply for Units under the Preferential Offering should be based solely on the information provided in the Offering Circular to be published by the Manager in relation thereto if the Proposed Transactions, the Offering and the Listing are proceeded with.

Reference is made to the joint announcements of Henderson Land Development Company Limited ("HLD") and Henderson Investment Limited dated 23 May 2006 and 25 May 2006 and the announcement of HLD dated 12 June 2006 in relation to the Assured Entitlements, the record date, the Proposed HLD Disposal and the Proposed HIL Disposal. Terms defined in those joint announcements and announcement have the same meaning when used in this announcement, unless redefined in this announcement.

HLD has continued to explore the feasibility of proceeding with the Listing and the Offering. As it remains the intention of the HLD Board that the Preferential Offering will form part of such Offering, in order to preserve the flexibility for the HLD Board to proceed with the Listing and the Offering if it decides they are in the best interests of HLD Shareholders, the HLD Board announces that 7 December 2006 will be the Record Date for the purpose of determining the Assured Entitlements of Qualifying HLD Shareholders under the Preferential Offering of Units in Sunlight REIT.

As announced by HLD on 21 September 2006, for the purpose of determining the entitlements of HLD Shareholders to the proposed final dividend of HLD for the year ended 30 June 2006, the register of members of HLD will be closed from Thursday, 7 December 2006 to Tuesday, 12 December 2006, both days inclusive, during which period no requests for the transfer of HLD Shares will be accepted. The closure of the register of members of HLD on the Record Date will also serve the purpose of determining the qualifications for the Assured Entitlements. In order to qualify for the Assured Entitlements and the proposed final dividend (as announced on 21 September 2006), all transfer forms accompanied by the relevant share certificates must be lodged with the Registrar by no later than 4:00 p.m. on 6 December 2006.

Any beneficial owner of HLD Shares whose shares are registered in the name of a nominee, trustee or registered owner in any other capacity should make arrangements with such nominee, trustee or registered owner in relation to the possible Assured Entitlements and the Preferential Offering, and may consider whether it wishes to arrange for the registration of the relevant shares in the name of the beneficial owner prior to the proposed Record Date on 7 December 2006.

If the Listing and the Offering proceed, the last day of dealing in the HLD Shares cum Assured Entitlements is expected to be on 4 December 2006 and the HLD Shares will then be traded ex Assured Entitlements as from 5 December 2006. However, if the Listing and the Offering are postponed, the HLD Board may then determine another date(s) as the record date(s) for the purpose of determining the Assured Entitlements and further announcement(s) will be made if and when appropriate.

It is anticipated that each of the Proposed HLD Disposal and the Proposed Subscription will fall within the *de minimis* threshold under Rule 14A.32 of the Listing Rules, on the basis that they will be on normal commercial terms and that each of the percentage ratios under the Listing Rules for the purpose of that rule for HLD is expected to be less than 2.5%. Thus, each of the possible connected transactions of HLD resulting therefrom will only be subject to the reporting and announcement requirements, but exempt from the independent shareholders' approval requirements, in Chapter 14A of the Listing Rules.

HLD Shareholders and other investors should note:-

- **Sunlight REIT is subject to authorisation by the SFC, and no decision has been taken whether or not to proceed with the Proposed Transactions, the Offering and/or the Listing.**

- **While the property interests proposed to be sold to Sunlight REIT by the HLD Group, the HIL Group and the Private Group previously announced are not currently intended to be changed, even if the decision is taken to proceed with the Proposed Transactions, the Offering and the Listing, they may or may not be on the financial terms as previously announced and will be dependent on a number of factors and subject to a number of conditions, including regulatory approval, which may or may not be satisfied.**

- **If the Offering and the Listing do not proceed for any reason, the Preferential Offering will not be made and in such case no Qualifying HLD Shareholders would be able to subscribe for any Reserved Units thereunder.**

Accordingly, HLD Shareholders and other investors are reminded to exercise caution when dealing in the securities of HLD.

Further announcements will be made by HLD in relation to the Proposed Transactions, the Offering (including the Assured Entitlements) and the Listing if and when appropriate. Any decision to apply for Units under the Preferential Offering should be based solely on the information provided in the Offering Circular to be published by the Manager in relation thereto if the Proposed Transactions, the Offering and the Listing are proceeded with.

DEFINITIONS

"Assured Entitlements"	means the entitlements of Qualifying HLD Shareholders to apply for Reserved Units under the Preferential Offering
"Preferential Offering"	means the preferential offering to be made to the Qualifying HLD Shareholders for subscription of the Reserved Units at the Offer Price on and subject to the terms and conditions to be stated in the Offering Circular and in the application form relating thereto

"Qualifying HLD Shareholders"	means holders of HLD Shares, whose names appear on the register of members of HLD as holding HLD Shares at the close of business on the Record Date (or such other record date(s) as may be determined by the HLD Board), other than (i) holders of HLD Shares in which Hopkins (Cayman) Limited, the ultimate controlling shareholder of HLD, is deemed to be interested under Part XV of the SFO and (ii) the registered holders of HLD Shares whose addresses on the register of members of HLD are, on such date, in a place outside Hong Kong and who the HLD Board, after making enquiries regarding the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place where practical, considers the exclusion of which is necessary or expedient
"Record Date"	means the record date for ascertaining the Assured Entitlements, being 7 December 2006
"Reserved Units"	means a stated number (to be determined by the Manager) of Units to be offered in the Offering which will initially be reserved for the Preferential Offering

By Order of the Board
Henderson Land Development Company Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 21 November 2006

As at the date of this announcement, the HLD Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.